SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

                                   FORM U-6B-2

                           Certificate of Notification

                     ALLIANT ENERGY CORPORATE SERVICES, INC.
              (Formerly known as "Alliant Services Company, Inc.")

         This certificate is filed by Alliant Energy Corporate Services, Inc. ("Services") on behalf of itself and Alliant Energy Industrial Services, Inc. ("AEIS") (formerly "IES Energy, Inc."), Alliant Energy International, Inc. ("AEI") (formerly "IES International Inc."), Alliant Energy Investco, Inc. ("Investco") (formerly "IES Investco Inc."), Alliant Energy Investments, Inc. ("Investments")(formerly "IES Investments Inc."), Alliant Energy Resources Inc. ("AER"), Alliant Energy Transportation, Inc. ("AET")(formerly "IES Transportation Inc."), Capital Square Financial Corporation ("CSFC"), Cedar Rapids and Iowa City Railway Company ("CRANDIC"), Entra Technologies Company ("Entra"), Heartland Environmental Holding Company ("HEHC"), Heartland Properties, Inc. ("HPI"), IEA-HES, LLC ("IEA-HES"), IEI Barge Services Inc. ("Barge"), Industrial Energy Applications, Inc. ("IEA"), Iowa Land &
Building Company ("ILBC"), Prairie Ridge Business Park, LP ("Prairie"), Quality Environmental Systems, Inc. ("QES"), RMT, Inc. ("RMT"), Schedin & Associates, Inc. ("Schedin"), Transfer Services, Inc. ("Transfer") (formerly "IES Transfer Services Inc."), Village Lakeshares Inc. ("Village"), Whiting Petroleum Corporation ("Whiting"), Williams Bulk Transfer, and WPLH Commodities Trading LLC ("Trading").

         This certificate is notice that Alliant Energy Resources, Inc., during the period from July 1, 1999 through September 30, 1999, has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48 Paragraph 36,621].


1. Type of the security - Commercial paper notes issued by Alliant Energy Resources, Inc.

2.         Issue, renewal or guaranty - New Issues

3.         Principal amount - See Schedule 1

4.         Rate of interest - See Schedule 1

5. Date of issue, renewal or guaranty - From July 1, 1999 through September 30, 1999

6.         If renewal of security, give date of original issue - Not Applicable

7. Date of maturity of each security - various ranging from 1 day to 90 days.

8. Name of the person to whom each security was issued, renewed or guarantied: Cede & Co.

9.         Collateral given with each security:  None

10.        Consideration received for each security:  See Schedule 1

11.        Application of proceeds of each security:  See Schedule 1

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of
           a.     the provisions contained in the first sentence of 6(b),  :
           b.     the provisions contained in the fourth sentence of 6(b),  :
           c. the provisions contained in any rule of the commission other than Rule U-48, : X

13.        Not Applicable

14.        Not Applicable

15         Exempt from provisions of 6(a) under Rule 52.


                                        ALLIANT ENERGY CORPORATE SERVICES, INC.

Date:    November 12, 1999              By: /s/ Edward M. Gleason
         -------------------------         ------------------------------------
                                           Edward M. Gleason, VP - Treasurer


                                   Form U-6B-2
                                   Schedule 1

                     ALLIANT ENERGY CORPORATE SERVICES, INC.

               PERIOD FROM JULY 1, 1999 THROUGH SEPTEMBER 30, 1999

1. During the period  from July 1, 1999  through  September  30,  1999,  Alliant
Energy   Resources,   Inc.  issued   commercial  paper  to  fund  borrowings  of
participants from the Non-Utility Money Pool as follows:


                   July        August         September           Quarter
               -------------------------------------------------------------
Beginning
 Balance       $ 268,000,000  $ 269,000,000  $ 263,500,000  $ 268,000,000
CP Issued      $ 248,000,000  $ 196,500,000  $ 406,000,000  $ 850,500,000
CP Matured     $ 247,000,000  $ 202,000,000  $ 340,000,000  $ 789,000,000
Ending Balance $ 269,000,000  $ 263,500,000  $ 329,500,000  $ 329,500,000


2. The weighted average interest rate for the period was as follows:


                    July           4.965%
                    August         5.070%
                    September      5.400%
                    Quarter        5.145%


3. During the period indicated above, Alliant Energy Corporate Services, Inc. ("Services") acted as agent for Alliant Energy Resources, Inc. in the management and coordination of the Non-Utility Money Pool. For each participant in the Non-Utility Money Pool, the principal amount of net short-term borrowings and (repayments) by month during the Reporting Period are as follows:




                             Month/        Beginning       Borrowing/           Ending
Participant                  1999         Balance - $   (Repayment) - $      Balance - $
-----------------------------------------------------------------------------------------

Alliant Energy               July         1,873,276.17     (586,922.75)      2,460,198.92
 Industrial Services         August       2,460,198.92   (1,002,023.15)      3,462,222.07
                             September    3,462,222.07     1,313,257.80      2,148,964.27

Alliant Energy               July       108,921,836.19   (6,048,065.14)    114,969,901.33
 International, Inc.         August     114,969,901.33     (277,957.31)    115,247,858.64
                             September  115,247,858.64  (33,494,027.00)    148,741,885.64

Alliant Energy               July           916,441.91       (5,524.11)        921,966.02
 Investco, Inc.              August         921,966.02       (5,557.41)        927,523.43
                             September      927,523.43      (40,205.47)        967,728.90

Alliant Energy               July        25,370,024.27     (141,026.18)     25,511,050.45
 Investments, Inc.           August      25,511,050.45     (149,018.47)     25,660,068.92
                             September   25,660,068.92       595,657.99     25,064,410.93

Alliant Energy               July       (1,083,891.75)     (144,709.79)      (939,181.96)
 Transportation, Inc.        August       (939,181.96)      (61,624.68)      (877,557.28)
                             September    (877,557.28)     (456,975.10)      (420,582.18)

Capital Square               July       (3,737,610.58)       683,150.21    (4,420,760.79)
 Financial Corp.             August     (4,420,760.79)        18,465.50    (4,439,226.29)
                             September  (4,439,226.29)     (147,885.07)    (4,291,341.22)

Cedar Rapids &               July        11,519,154.93       632,976.97     10,886,177.96
 Iowa City Railway           August      10,886,177.96     1,072,690.24      9,813,487.72
                             September    9,813,487.72       240,484.70      9,573,003.02

Entra Technologies           July
                             August
                             September

Heartland Environmental      July
 Holding Co.                 August
                             September

Heartland Properties, Inc.   July      (11,967,782.47)     (325,038.26)   (11,642,744.21)
                             August    (11,642,744.21)       939,245.36   (12,581,989.57)
                             September (12,581,989.57)  (16,896,408.47)      4,314,418.90

IEA-HES, LLC                 July       (1,063,559.18)     4,522,848.37    (5,586,407.55)
                             August     (5,586,407.55)   (1,558,725.45)    (4,027,682.10)
                             September  (4,027,682.10)   (2,217,165.95)    (1,810,516.15)

IEI Barge Services, Inc.     July         (233,877.15)     (138,311.53)       (95,565.62)
                             August        (95,565.62)       775,537.56      (871,103.18)
                             September    (871,103.18)     (175,777.62)      (695,325.56)

Industrial Energy            July        47,866,082.49   (1,280,067.11)     49,146,149.60
 Applications, Inc.          August      49,146,149.60     (993,373.84)     50,139,523.44
                             September   50,139,523.44     2,256,686.10     47,882,837.34

Iowa Land &                  July         6,397,001.34       873,834.47      5,523,166.87
 Building Company            August       5,523,166.87     (124,067.87)      5,647,234.74
                             September    5,647,234.74     (166,467.76)      5,813,702.50

Prairie Ridge Business       July             (748.52)         (332.00)          (416.52)
 Park, L.P.                  August           (416.52)             3.23          (419.75)
                             September        (419.75)         (207.53)          (212.22)

Quality Environmental        July
 Systems, Inc.               August
                             September

RMT, Inc.                   July        (4,830,458.63)     (672,743.48)    (4,157,715.15)
                            August      (4,157,715.15)     2,118,623.36    (6,276,338.51)
                            September   (6,276,338.51)     (876,492.16)    (5,399,846.35)

Schedin & Associates, Inc.  July            388,689.40      (42,749.86)        431,439.26
                            August          431,439.26         1,167.18        430,272.08
                            September       430,272.08        16,686.27        413,585.81

Transfer Services, Inc.     July        (1,027,930.07)       (6,989.58)    (1,020,940.49)
                            August      (1,020,940.49)        41,316.54    (1,062,257.03)
                            September   (1,062,257.03)      (18,437.31)    (1,043,819.72)

Village Lakeshares, Inc.    July          6,962,789.89       355,314.47      6,607,475.42
                            August        6,607,475.42      (48,216.35)      6,655,691.77
                            September     6,655,691.77         2,084.38      6,653,607.39

Whiting Petroleum           July         73,722,304.89     1,431,137.39     72,291,167.50
 Corporation                August       72,291,167.50     5,114,311.60     67,176,855.90
                            September    67,176,855.90     1,924,265.08     65,252,590.82

Williams Bulk Transfer      July                  0.00             0.00              0.00
                            August                0.00             0.00              0.00
                            September             0.00     (872,012.14)        872,012.14

WPLH Commodities Trading    July           (75,958.79)           457.86       (76,416.65)
 LLC                        August         (76,416.65)           460.62       (76,877.27)
                            September      (76,877.27)           448.45       (77,325.72)


4. During the period indicated above, the participants in the Non-Utility Money Pool used borrowings from the pool for financing acquisitions and investments and for general corporate purposes.


5. During the period indicated above, the participants in the Non-Utility Money Pool were engaged in the following types of business:

         a. Alliant Energy International, Inc. (formerly "IES International Inc.") - Investments in foreign utilities.

         b.       Alliant Energy Investco, Inc. (formerly "IES Investco Inc.")
                  - Holding company for investments in merchant banking fund.

         c. Alliant Energy Investments, Inc. (formerly "IES Investments Inc.") - Holding company for miscellaneous investments in real estate and venture capital.

         d. Alliant Energy Resources Inc. - Holding company for non-utility subsidiaries of Interstate Energy Corporation.

         e.       Alliant   Energy    Transportation,    Inc.   (formerly   "IES
                  Transportation Inc.") - Holding company for transportation related subsidiaries.

         f.       Capital Square Financial Corp. - Financing services.

         g. Cedar Rapids and Iowa City Railway Company - Short-line freight railway.

         h. Entra Technologies Company - Environmental software development. Entra's money pool balance was combined with Heartland Environmental Holding Company as of 5/1/99.

         i. Heartland Environmental Holding Company - Holding company for environmental consulting and engineering subsidiaries. Heartland Environmental Holding Company's money pool balance was combined with RMT Inc. as of 5/21/99.

         j. Heartland Properties, Inc. - Real estate management and community development.

         k.       IEA-HES, LLC - Natural gas marketing.

         l.       IEI Barge Services Inc. - Barge terminal and hauling services.

         m. Industrial Energy Applications, Inc. - Commodities-based energy services.

         n.       Iowa Land & Building Company - Real estate purchasing.

         o.       Prairie Ridge Business Park, LP - Real estate holding company.

         p. Quality Environmental Systems, Inc.- Environmental consulting and engineering. QES' money pool balance was combined with RMT, Inc. as of 5/1/99.

         q.       RMT, Inc. - Environmental consulting and engineering.

         r.       Schedin & Associates, Inc. - Energy consulting.

         s. Transfer Services, Inc. (formerly "IES Transfer Services Inc.") - Operates storage facilities.

         t. Village Lakeshares Inc. - Real estate and community development.

         u.       Whiting Petroleum Corporation - Crude oil production.

         v. Williams Bulk Transfer - Bulk materials transloading & storage facility

         w.       WPLH Commodities Trading LLC - Investments.